Exhibit 1

Safe Bulkers, Inc. Announces Collection of $36.3 Million Arbitration Award Proceeds in Relation to a Cancelled Capesize Vessel.

Athens, Greece – March 26, 2014 -- Safe Bulkers, Inc. (the Company) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that following an arbitration award issued in January 2014 in favor of the Company by a London arbitration tribunal, in relation to the cancelled Capesize class vessel with Hull number J0131, the Company has now collected the full amount of advances paid to the shipyard of $31.8 million and interest of $4.5 million, calculated with a rate of 5% from the receipt of the relevant installments by the shipyard until the refund of such installments.

The amount of $31.8 million was already recorded within accounts receivable on the balance sheet of the Company as of December 31, 2013.  The amount of $4.5 million will be recorded in the income statement of the Company for the first quarter 2014, net of capitalized expenses related to the vessel's construction and legal expenses related to the cancellation.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock and series B preferred stock is listed on the NYSE, where it trades under the symbols “SB” and “SB.PR.B”, respectively. The Company’s current fleet consists of 31 drybulk vessels, all built 2003 onwards, and the Company has contracted to acquire seven additional drybulk newbuild vessels to be delivered at various times through 2016.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com